MASTERWORKS

Launching Now | Dana Schutz (40.1% | $1.5M)

Masterworks Recently Sold Paintings[1]

Pierre Soulages	Andy Warhol	Cecily Brown
Annualized Net Return	Annualized Net Return	Annualized Net Return
13.9% 845 days held	10.4% 256 days held	35.0% 686 days held



DANA SCHUTZ

97% SOLD OUT



Price Appreciation of Similar Works[2]

40.1%

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A copy of the Offering Circular is available HERE.

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Dana Schutz with the following criteria: canvas paintings executed 2010 to present that measure 60 inches by 60 inches to 120 inches by 120 inches and excluding examples with overtly violent subject matter. The data was sourced from publicly available auction records and does not include private sales.

Masterworks is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.

Masterworks is solely responsible for this communication. No FINRA registered broker-dealer or financial advisor is or has been involved in the development or dissemination of this communication.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.